Mail Stop 6010


	August 26, 2005

Aimee S. Weisner
Corporate Vice President, General Counsel and Secretary
Advanced Medical Optics, Inc.
1700 E. St. Andrew Place
Santa Ana, California 92705

Re:	Advanced Medical Optics, Inc.
	Registration Statement on Form S-3
	Filed August 5, 2005
	File No. 333-127245

Dear Ms. Weisner:

      This is to advise you that the staff has reviewed only those portions of your registration statement that relate to the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Selling Securityholders, page 67


1. We note that you provide selling securityholder disclosure on a group basis, as opposed to an individual basis, for a group holding an aggregate of 80% of the principal amount of your outstanding 1.375% convertible senior subordinated notes and, upon conversion, over 3% of your outstanding common stock. Please note that selling securityholder disclosure may be made on a group basis where the aggregate holding of the group is less than 1% of the class prior to the offering. Also, where the aggregate holding of the group is less than 1% of the class but for a few major shareholders, disclosure for the members of the group other than the major shareholders may be made on a group basis. Accordingly, please provide selling securityholder disclosure on an individual basis or ensure that the aggregate holding of securityholders for whom disclosure is provided on a group basis is less than 1% of each of the classes of securities being registered for resale. Refer to interpretation I.59. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 1997), available on our web site at http://www.sec.gov/interps/telephone.shtml.


2. We note that footnote (6) on page 68 states "Information about other selling securityholders will be set forth in prospectus supplements, if required." Please revise to disclose that you may be required to update selling securityholder information by either prospectus supplement or post-effective amendment.


*     *     *


      As appropriate, please revise your submission in response to these comments. You may wish to provide us with marked copies of the revisions to expedite our review. Please furnish a cover letter with your revised submission that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised submission and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of a filed registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your submission or in response to our comments on your submission.

      We will consider a written request for acceleration of the effective date of a filed registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in that registration statement.
We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Donald C. Hunt at (202) 551-3647 or me at
(202)
551-3625 with any other questions.

      Sincerely,



		Mary Beth Breslin
                                          	Attorney-Advisor


cc:  Jennifer Bensch, Esq. (via facsimile)
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Aimee S. Weisner
Advanced Medical Optics, Inc.
August 26, 2005
Page 1